UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

HC2 Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

74443P104

(CUSIP Number)

Philip A. Falcone

450 Park Avenue, 30th Floor

New York, New York 10022

(212) 339-5800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 74443P104	Page 2 of 5 Pages

1	Name of reporting person or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Philip A. Falcone
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,419,969
	8	Shared voting power 0
	9	Sole dispositive power 2,419,969
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 2,419,969
12	Check box if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11) 9.4%
14	Type of reporting person IN

SCHEDULE 13D

CUSIP No. 74443P104	Page 3 of 5 Pages

Item 1.	Security and Issuer.

This Amendment No. 5 (“Amendment No. 5”) amends the Schedule 13D filed on January 7, 2014, as amended by Amendment No. 1 filed on January 15, 2014, Amendment No. 2 filed on May 23, 2014, Amendment No. 3 filed on December 3, 2014 and Amendment No. 4 filed on March 17, 2015 (as amended, the “Schedule 13D”), and relates to the shares of Common Stock, $0.001 par value (the “Shares”), of HC2 Holdings, Inc. (the “Issuer”). The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 5.

Item 5.	Interest in Securities of the Issuer.

References to the percentage ownership of Shares in this Schedule 13D are based upon the 23,815,216 Shares stated to be outstanding as of February 28, 2015 by the Issuer in its Annual Report on Form 10-K for the fiscal period ended December 31, 2014, filed with the Securities and Exchange Commission on March 16, 2015.

(a, b) As of the date hereof, Philip A. Falcone may be deemed to be the beneficial owner of 2,419,969 Shares, constituting 9.4% of the outstanding Shares and consisting of 565,951 Shares owned outright and 1,854,018 Shares underlying currently exercisable options. The following summarizes Mr. Falcone’s Share ownership and currently outstanding equity awards:

(i)	On January 15, 2014, Mr. Falcone was awarded restricted stock units (“RSUs”) with respect to 2,028 Shares. 1,014 of such RSUs vested on January 15, 2015 and were settled in Shares currently owned by Mr. Falcone. The remaining 1,014 RSUs vest on January 15, 2016, subject to Mr. Falcone’s continued service as a director of the Issuer on such vesting date.

(ii)	On January 15, 2014, Mr. Falcone was awarded options to purchase 4,055 Shares. One-third of the option vested on the date of issuance and one-third of the option vested on January 15, 2015. The remaining one-third of the option vests on January 15, 2016, subject to Mr. Falcone’s continued service as a director of the Issuer on such vesting date. The option is currently exercisable with respect to 2,704 Shares.

(iii)	On May 21, 2014, the Issuer entered into an option agreement (the “May 21, 2014 Option Agreement”) with Mr. Falcone pursuant to which Mr. Falcone has the right to purchase an initial amount of 1,568,864 Shares. The option vests in three equal installments on the date of issuance and on each of the first and second anniversaries of the date of issuance, subject to Mr. Falcone’s continued employment with the Issuer on each vesting date. The option is currently exercisable with respect to 522,955 Shares and will be exercisable with respect to an additional 522,955 Shares on May 21, 2015, assuming Mr. Falcone’s continued employment with the Issuer on such date. The number of shares for which the option is exercisable and the exercise price of the option are subject to adjustment for certain events, with the effect that at all times the option as so adjusted will enable Mr. Falcone to purchase the same percentage ownership interest in the Issuer that the option represented on its grant date. The option contemplated that the anti-dilution adjustments would be in the form of additional options to be granted as of the date of the event requiring adjustment.

(iv)

On October 26, 2014, the Issuer and Mr. Falcone reformed and clarified the May 21, 2014 Option Agreement (the “Option Clarification Agreement”) to clarify the operation of the anti-dilution provisions of the May 21, 2014 Option Agreement upon the issuance of rights, warrants, options, exchangeable securities or convertible securities entitling the holder thereof to subscribe for, purchase or otherwise acquire shares of the Issuer’s capital stock (each referred to as “Rights”) in light of the Issuer’s issuances of common and preferred stock. Specifically, pursuant to the terms of the Option Clarification Agreement, additional options granted to Mr. Falcone pursuant to the anti-dilution provisions upon the issuance of Rights (i) would have an exercise price equal to the

SCHEDULE 13D

CUSIP No. 74443P104	Page 4 of 5 Pages

greater of the fair market value of the Shares on the trading day immediately preceding the date of grant of the option or the price payable or deemed payable with respect to the applicable Shares upon the exercise or conversion of the Rights and (ii) would be exercisable as and to the extent the Rights are exercised or converted.

On October 28, 2014, anti-dilution adjustment options to purchase an aggregate of 1,782,082 Shares were issued to Mr. Falcone promptly following the execution of the Option Clarification Agreement. The options vest in three equal installments on the date of issuance and on each of the first and second anniversaries of the date of issuance, subject to Mr. Falcone’s continued employment with the Issuer on each vesting date. The options are currently vested with respect to 594,028 Shares.

On January 7, 2015, anti-dilution adjustment options to purchase an aggregate of 169,697 Shares were issued to Mr. Falcone as a result of the issuance of the Series A-2 Convertible Participating Preferred Stock on January 5, 2015. The options have an exercise price of $8.25 per share and vest in three equal installments on the date of issuance and on each of the first and second anniversaries of the date of issuance, subject to Mr. Falcone’s continued employment with the Issuer on each vesting date. The options are currently vested with respect to 56,566 Shares.

(v)	On March 12, 2015, Mr. Falcone was awarded RSUs in respect of 881,550 Shares. 564,937 of such RSUs vested immediately and the underlying Shares are owned outright by Mr. Falcone. The remaining 316,613 RSUs vest on March 12, 2016, subject to Mr. Falcone’s continued employment with the Issuer on such vesting date.

(vi)	On March 12, 2015, Mr. Falcone was awarded options to purchase 309,620 Shares at an exercise price of $7.7415 per Share. One-half of the option vested on the date of issuance and one-half of the option vests on March 12, 2016, subject to Mr. Falcone’s continued employment with the Issuer on such vesting date. The option is currently exercisable with respect to 154,810 Shares.

Mr. Falcone has sole power to dispose or direct the disposition of the Shares described above in clauses (i) through (vi).

(c) Other than as set forth above with respect to the RSUs and options issued on March 12, 2015, Mr. Falcone has not effected any transactions in the Shares in the past 60 days.

SCHEDULE 13D

CUSIP No. 74443P104	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2015

/s/ Philip A. Falcone
Philip A. Falcone